SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 21, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release **ANGLOGOLD ASHANTI ANNOUNCES THE SIGNING OF A US$1 BILLION LOAN FACILITY AGREEMENT WITH STANDARD CHARTERED BANK TO REFINANCE ITS CONVERTIBLE BOND**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 76 Jeppe Street \ Newtown \ 2001 \ South Africa
Tel +27 (0) 11 637 6248 \ Fax +27 (0) 11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

21 November 2008

ANGLOGOLD ASHANTI ANNOUNCES THE SIGNING OF A US$1 BILLION LOAN FACILITY AGREEMENT WITH STANDARD CHARTERED BANK TO REFINANCE ITS CONVERTIBLE BOND

AngloGold Ashanti Limited ("AngloGold Ashanti") today announces that it has entered into a US$1 billion term loan facility agreement (the "Term Facility") with Standard Chartered Bank to refinance its convertible bond.

The Term Facility is available to be drawn during February 2009 for the purpose of repaying the US$1 billion convertible bond due on 27 February 2009 issued by AngloGold Ashanti Holdings plc and guaranteed by AngloGold Ashanti. The Term Facility is for an initial one year period from the date of the first drawdown in February 2009 and the Term Facility is extendable, if required, at the option of AngloGold Ashanti until 30 November 2010.

The terms and covenants of the Term Facility are similar to those of AngloGold Ashanti's existing US$1.15 billion Revolving Credit Facility, save that the amounts drawn under the Term Facility will bear an interest margin of 4.25 percent for the first six months after the first drawdown and 5.25 percent thereafter.

Commenting on the signing of the Term Facility, CEO Mark Cutifani said, "During our third quarter earnings release we said that we would be proactively addressing the refinancing of our convertible bond, and we are pleased that we have secured the refinancing well in advance of the convertible bond becoming due and without seeking further support from our shareholders. The terms of the Standard Chartered facility will, at a time when liquidity is scarce and markets are uncertain, improve our financial flexibility and provide management with additional time to secure a longer term, cost-effective refinancing while continuing to optimise and enhance operations and grow cash flow.

In the extreme global financial market conditions we find ourselves in, we are encouraged by Standard Chartered Bank's support and commitment to our business and we are looking forward to building on this relationship into the future."

Anil Dua, Head of Origination and Client Coverage, Africa at Standard Chartered Bank commented: "The Bank differentiates its brand globally through its ability to leverage its international expertise to assist its clients globally in our footprint. We are delighted to be the Mandated Lead Arranger for this transaction and to play our part in continuing to assist the sustainable economic development of all the countries we operate in."

Contacts

South Africa	Tel:	Mobile:	E-mail:
Himesh Persotam (Investor Relations)	+27 (0) 11 637-6647	+27 (0) 82 339 3890	hpersotam@AngloGoldAshanti.com
Alan Fine (Media)	+27 (0) 11 637-6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637- 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<table>
<tr><td></td><td>AngloGold Ashanti Limited</td></tr>
<tr><td>Date: November 21, 2008</td><td></td></tr>
<tr><td></td><td>By: /s/ L Eatwell_____</td></tr>
<tr><td></td><td>Name: L EATWELL</td></tr>
<tr><td></td><td>Title: Company Secretary</td></tr>
</table>